FORM 27
                                 SECURITIES ACT
                  MATERIAL CHANGE REPORT UNDER SECTION 118(1)
                             OF THE SECURITIES ACT

ITEM 1.   REPORTING ISSUER

          Brocker Technology Group Ltd.
          2150 Scotia Place
          10060 Jasper Avenue
          Edmonton, Alberta
          T5J 3R8

ITEM 2.   DATE OF MATERIAL CHANGE

          February 12, 2001

ITEM 3.   NEWS RELEASE

          Press releases were disseminated on February 15, 2001 and February 23, 2001 through the services of Canada News Wire and Business Wire.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Brocker Technology Group Ltd. determined that there were irregularities in the accounts of its Australian distribution subsidiary, formerly known as Sealcorp (Australia) Pty Ltd. Upon identifying the irregularities, senior at Brocker terminated the manager of the Australian distribution operations, Chris Spring, and launched an investigation into the situation. Brocker has also appointed PriceWaterhouse Coopers to conduct an independent review of the Australian operations. As a result of these developments, the Corporation is accelerating a corporate-wide restructuring begun late last year.

ITEM 5.   COMPLETE DESCRIPTION OF MATERIAL CHANGE

          Brocker Technology Group Ltd. is undertaking a corporate-wide restructuring and has appointed PricewaterhouseCoopers ("PwC") to review the accounting irregularities uncovered within the Company's Australian distribution subsidiary formerly known as Sealcorp (Australia) Pty Ltd.

          Brocker's internal audit activities have determined that there has been improper application of accounting procedures in the Australian operation, including improper invoicing, resulting in the over-statement of net income (loss), by an amount estimated by management to be approximately CDN$4.5 million. This estimate is subject to change as PricewaterhouseCoopers proceeds through the review process. The improper invoicing resulted in a shortfall of about $1.2 million in the lending facility collateralized by the invoices. Brocker rectified this shortfall earlier in the week, and the lending facility remains in place. After allowing for these adjustments, management estimates that Brocker's shareholders' equity will remain in excess of CDN$21 million.

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          Although Brocker is confident that the  irregularities are confined to the Australian subsidiary, PwC will conduct a review of the Group accounts for corporate governance and bank security purposes. This review is expected to be completed within two weeks.

          The focus of Brocker's restructuring is to eliminate non-performing businesses by March 31, 2001 and reduce costs throughout the remaining businesses. The Australian distribution business will be wound down, while the Professional Services and Datec operations in Australia (which are under separate management in separate companies) will continue. As part of cost cutting, Brocker's staff will be reduced from a high last year of about 250 to about 90 positions. This will reduce Brocker's staffing costs by about CDN$6.8 million per year. Thirty positions have already been eliminated as part of the strategic review and restructuring, begun late last year. The elimination of non-performing businesses may result in the write down of some or all of the goodwill and deferred development costs presently carried on Brocker's balance sheet, and other one-time restructuring costs.

          After the restructuring is completed, Brocker will comprise four business units: Vendor Services (distribution of wireless products), Online Telecommunications (telco service provision); Professional Services (e-commerce consulting and solutions); and Datec (technology provider).

          The Australian irregularities were discovered by Brocker's CFO, Grant Hope and CEO, Richard Justice. Brocker voluntarily and immediately brought the irregularities to the attention of Nasdaq and the TSE, and issued a public statement on Thursday, February 15, 2001.

          Trading in the common shares of Brocker has been halted on Nasdaq and the TSE, pending the announcement of further details to be revealed by the investigations of the audit committee and the independent accountants.

          It has not yet been determined whether previously reported results will be affected by the accounting matters being reviewed. Completion of the investigation by PwC is expected to delay the completion and release of the Corporation's December 31, 2000 financial statements.

          In addition, Julia Clarkson resigned as a director of the Corporation effective February 15, 2001.

ITEM 6.   RELIANCE ON SECTION 118(2) OF THE SECURITIES ACT

          Not applicable

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICER

          Casey O'Byrne, Director of the Corporation is knowledgeable about this material change and may be contacted respecting this Material Change at (780) 429-1010, for further information.

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

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     DATED at the City of Edmonton, in the Province of Alberta, this 23rd day of
February, 2001.


                                              (signed) "Andrew J. Chamberlain"
                                              Andrew J. Chamberlain
                                              Corporate Secretary